Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Holdings Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “ADSs”, “warrants” and “share capital” refer to the ordinary shares, ADSs, warrants and share capital, respectively, of CollPlant.

References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “ordinary shares” are to our ordinary shares, par value NIS 0.03 per share. We report financial information under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.65 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2018.

Forward Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based Bioink, VergenixSTR, and VergenixFG;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of our rhCollagen based BioInk, VergenixSTR, and VergenixFG;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report, as well as in the Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative medicine company focused on developing and commercializing tissue repair products, initially for three-dimensional, or 3D, bioprinting of tissues and organs, aesthetics, orthobiologics and advanced wound care markets. Our products are based on our rhCollagen, a form of human collagen produced with our proprietary plant-based genetic engineering technology. We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, which is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, superior homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market opportunity for two of our current products utilizing our rhCollagen within the orthobiologics and advanced wound care markets exceeds $5 billion.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning all the molecules are oriented in the same direction, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen in genetically engineered tobacco plants, assuring an abundant supply of high quality raw materials.

Our three leading rhCollagen-based products are:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics.

●	VergenixSTR, a soft tissue repair matrix composed of our rhCollagen and PRP extracted from the patient’s blood. VergenixSTR is intended to accelerate healing in the treatment of tendinopathy, such as in the elbow tendon (for treatment of “tennis elbow”), rotator cuff, patellar tendon, Achilles tendon, and hand tendons. VergenixSTR forms a viscous gel matrix to serve as a scaffold in the vicinity of a tendon injury site. Following the scaffold formation, our rhCollagen activates the platelets in PRP to provide sustained release of growth factors, which promote healing and repair of tendon injuries. In August 2016, we completed an open label, single arm, multi-center clinical trial of VergenixSTR in Israel. In October 2016, we received CE marking certification for VergenixSTR which is required for a product to be marketed in the European Union. We are seeking to hold a pre-Investigational Device Exemption meeting with the FDA in the fourth quarter of 2018. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc., for VergenixSTR covering Europe, the Middle East, India, and certain African countries and sales began in Europe.

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●	VergenixFG, a wound-filling flowable gel made from our rhCollagen. VergenixFG is intended to enhance the quality and speed of closure of deep surgical incisions and wounds, including diabetic ulcers, burns, bedsores, and other chronic wounds. The VergenixFG formulation provides a scaffold that fills the wound site and establishes intimate contact with the surrounding tissue. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. We completed an open label, single arm, multi-center clinical trial of VergenixFG in Israel to support CE marking certification. In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in several European countries, and we are in the process of entering into additional distribution agreements in Europe.

Financial Operations Overview

Revenue

To date, we have not generated significant revenues from sales of our products. Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based BioInk, VergenixSTR and VergenixFG. In the six months ended June 30, 2018, we reported revenues of NIS 1.4 million from the sale of VergenixSTR and VergenixFG in Europe and the sales of rhCollagen-based BioInk in the United States.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our rhCollagen and our products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, net, for the six months ended June 30, 2018 were NIS 6.8 million. The research and development expenditures on our rhCollagen technology and our products for the six months ended June 30, 2018 were partly funded in the amount of NIS 958,000 by government grants. We charge all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

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Participation in Research and Development Expenses

Our research and development expenses are net of the following participations by third parties.

Participation by the Israel Innovation Authority. We have received grants from the Israeli Innovation Authority, or IIA part of the research and development programs for our rhCollagen technology and our products. The requirements and restrictions for such grants are found in the Innovation Law and the regulations promulgated thereunder. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including rhCollagen based BioInk, VergenixSTR and VergenixFG. Under the Innovation Law and related regulations, royalties of 3% - 6% on the income generated from sales of products and from related services developed in whole or in part under IIA programs are payable to the IIA, up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants actually received by us from the IIA as of June 30, 2018 totaled approximately USD 9.7 million. As of June 30, 2018, we paid royalties to the IIA in the amount of USD 227,000.

In addition to paying any royalty due, we must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair our ability to outsource manufacturing or otherwise transfer our know-how outside of Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Condition and Capital Requirements—The IIA grants we have received for research and development expenditures restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.” If we fail to comply with the Innovation Law, we may be subject to civil claims and criminal charges.

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. The change in the fair value of the liability associated with grants from the IIA is reflected as an increase or decrease in our research and development expenses for the relevant quarter.

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. Our balance sheet liabilities include obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. As a result, our research and development expenses are shown on our financial statements net of the IIA grants, and the participation in research and development expenses are shown on our financial statements net of the provision for IIA royalties. See Note 2G in our consolidated financial statements for the year ended December 31, 2017 in our Annual Report for more information.

Participation by collaborators. In 2011, we entered into a joint development agreement with Pfizer for the development of a product for the orthopedic market, the Surgical Matrix Carrier, comprised of a growth factor and our rhCollagen, along with other components. This agreement expired in 2013. From 2013 to 2017, this co-development continued with Bioventus, which acquired the rights for commercialization of the growth factor from Pfizer and to whom Pfizer assigned certain of its rights and obligations under the 2011 joint development agreement. In 2017, the co-development with Bioventus terminated.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including equity-based compensation expenses;

●	legal and professional fees for auditors and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses; and

●	business development and marketing activities.

We expect that our general, administrative, and marketing expenses will increase in the future as our business expands and we incur additional general and administrative costs associated with being a public company in the United States, including compliance under the Sarbanes-Oxley Act and rules promulgated by the SEC. These public company-related increases will likely include costs of additional personnel, additional legal fees, audit fees, directors’ liability insurance premiums, and costs related to investor relations. We also expect that our marketing expenses will increase, as we will incur additional marketing costs associated with the commencement of sales, when and if our products are approved.

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Financial Income/Financial Expense

Financial income includes interest income regarding short term deposits and exchange rate differences. Financial expense consists primarily of exchange rate differences and bank commissions.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2017, we have incurred operating losses of approximately NIS 10.9 million for CollPlant Holdings Ltd. and NIS 149 million for CollPlant Ltd. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 25%. Under the Investment Law, and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results:

	Convenience translation into USD
	Six months ended June 30	Three months ended June 30	Six months ended June 30		Three months ended June 30
	2018	2018	2017	2018	2017	2018
	(Unaudited)
	USD in thousands (1)		NIS in thousands

Revenue	392	170	453	1,432	201	653
Cost of Revenue	89	65	-	324	-	238
Gross Profit	303	105	453	1,108	201	415

Operating costs and expenses:
Research and development expenses, net:	1,863	591	8,340	6,802	4,298	2,335
General, administrative and marketing expenses	1,792	812	2,930	6,539	1,589	3,094
Total operating costs and expenses:	3,655	1,403	11,270	13,341	5,887	5,429
Operating loss	3,352	1,298	10,817	12,233	5,686	5,014
Financial expenses, net	161	155	220	585	159	564
Comprehensive loss	3,513	1,453	11,037	12,818	5,845	5,578
Basic and diluted loss per ordinary share (NIS/USD)	0.02	0.01	0.09	0.06	0.04	0.03

(1)	Calculated using the exchange rate reported by the Bank of Israel for June 30, 2018 at the rate of one U.S. dollar per NIS 3.65.

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Three months ended June 30, 2018, compared to three months ended June 30, 2017

Revenues

We generated revenues from the sale of VergenixFG, VergenixSTR, and our Bioink in the three months ended June 30, 2018 of approximately NIS 653,000, compared to NIS 201,000 for the three months ended June 30, 2017. The increase in sales was mainly due to sales of rhCollagen based BioInk in the amount of NIS 325,000, for 3D bioprinting technologies of organs and tissues.

Research and Development Expenses, Net

We incurred research and development expenses, net of participation, amounting to NIS 2.3 million in the three months ended June 30, 2018, compared to NIS 4.3 million in the three months ended June 30, 2017. The expenses primarily related to the development of our rhCollagen and product pipe-line. The decrease in expenses amounting to NIS 2.0 million is primarily due to the termination of the co-development with Bioventus in 2017 and termination of other pipe-line development in 2017, and the support of the IIA in product development in the amount of NIS 855,000 in the three months period ended June 30 2018 compared to no support during the three months period ended June 30 2017.

The participation by parties not affiliated with the Company in the research and development expenses relates to support of the IIA in product development in the amount of NIS 855,000 in the three months ended June 30, 2018, compared to no support in the three months ended June 30, 2017.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of NIS 3.1 million in the three months ended June 30, 2018, compared to NIS 1.6 million for the three months ended June 30, 2017. The increase of NIS 1.5 million is primarily attributable to (i) salaries and amortization of equity-based compensation in the amount of NIS 746,000 related mainly to business development and marketing staff costs, (ii) the fair market value of services received under the Alpha private placement agreement, of NIS 494,000 and, (iii) professional services related to public company costs in the amount of NIS 348,000.

Financial Expenses, Net

Financial expenses, net, totaled NIS 564,000 in the three months ended June 30, 2018, compared to financial expense, net of NIS 159,000 for the three months ended June 30, 2017. The increase in the three months ended June 30, 2018 as compared to the same period in 2017 was due to (i) loss in the amount of NIS 708,000 from changes in fair value of the warrants granted to Alpha, as part of the Alpha Purchase Agreement, (ii) recognition of day one loss amounting NIS 89,000 from the Alpha investment, and (iii) financial income mainly as a result of exchange rate differences in the U.S. dollar exchange rate against the NIS in the net amount of NIS 233,000.

Six months ended June 30, 2018, compared to six months ended June 30, 2017

Revenues

We generated revenues from sale of VergenixFG, VergenixSTR, and our Bioink in the six months ended June 30, 2018 of approximately NIS 1.4 million, compared to NIS 453,000 for the six months ended June 30, 2017. The increase in sales was due to sales of BioInk for 3D bioprinting technologies of organs and tissues.

Research and Development Expenses, Net

We incurred research and development expenses net of participation, in the amount of NIS 6.8 million in the six months ended June 30, 2018, compared to NIS 8.3 million in the six months ended June 30, 2017. The expenses primarily related to the development of our rhCollagen and our product pipe-line. The net decrease in expenses amounting to NIS 1.5 million is primarily due to the termination of the co-development with Bioventus in 2017 and termination of other pipe-line development in 2017, and increase in the support of the IIA in product development in the amount of NIS 158,000 in the six months period ended June 30 2018 compared to six months period ended June 30 2017.

The participation by parties not affiliated with the Company in the research and development expenses relates to support of the IIA in product development in the amount of NIS 958,000 in the six months ended June 30, 2018 compared to NIS 771,000 in the six months ended June 30, 2017.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of NIS 6.5 million in the six months ended June 30, 2018, compared to NIS 2.9 million for the six months ended June 30, 2017. The increase of NIS 3.6 million is primarily attributable to (i) amortization of equity-based compensation in the amount of NIS 2.2 million, (ii) the fair market value of services received under the Alpha private placement agreement of NIS 494,000, (iii) employee compensation in the amount of NIS 379,000 related mainly to business development and marketing staff costs, and (iv) professional services related to public company costs in the amount of NIS 464,000.

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Financial Expenses, Net

Financial expenses, net, totaled NIS 585,000 in the six months ended June 30, 2018, compared to financial expense, net of NIS 220,000 for the six months ended June 30, 2017. The increase in the three months ended June 30, 2018 as compared to the same period in 2017 was due to (i) loss in the amount of NIS 589,000 from changes in fair value of the warrants granted to Alpha, as part of the Alpha Purchase Agreement, (ii) recognition of day one loss in the amount of NIS 433,000 from the Alpha investment, and (iii) financial income mainly as a result of exchange rate differences in the U.S. dollar exchange rate against the NIS in the net amount of NIS 437,000.

Significant Accounting Estimates and Judgments

For information with respect to significant accounting estimates and judgments, see the discussion under the heading “Significant Accounting Estimates and Judgments” in our Annual Report.

 Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

To date, we have financed our operations primarily with the net proceeds from private placements and from public offerings of our securities on the TASE, participation from product development collaborations, and government grants from the IIA.

We believe that based on our current business plan, our existing cash and cash equivalents will be able to maintain our current planned development, manufacturing and marketing activities and the corresponding level of expenditures for at least the next 12 months, although no assurance can be given that we will not need additional funds prior to such time. If there are unexpected increases in general, administrative and marketing expenses or research and development expenses, we may need to seek additional financing.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net loss for non-cash items include depreciation and amortization, equity-based compensation and exchange differences on cash and cash equivalents. This cash flow mainly reflects the cash needed for funding the products production and pipeline products development, and marketing and management costs of the Company during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2018 totaled NIS 11.7 million and consisted primarily of (i) a net loss of NIS 12.8 million, (ii) adjusted for non-cash items amounting to NIS 5.3 million, including depreciation and amortization of NIS 600,000, share based compensation of NIS 2.1 million, changes in fair market value of services received through the Alpha private placement of NIS 1.5 million and, loss from changes of fair value of financial instruments and recognition of unrecognized day one loss in the amount of NIS 1.0 million , and (ii) a net increase in operating assets and liabilities of NIS 4.1 million, which is mainly attributable to an increase of NIS 1.2 million in trade receivables and increase in inventory in the amount of NIS 1.6 million.

Net cash used in operating activities in the six months ended June 30, 2017 totaled NIS 9.4 million and consisted primarily of (i) a net loss of NIS 11.0 million, adjusted for non-cash items, including depreciation and amortization of NIS 601,000 and share based compensation of NIS 1.1 million, and (ii) a net increase in operating assets and liabilities of NIS 161,000, which is mainly attributable to a decrease in other receivables of NIS 2.8 million and a decrease in trade payables of NIS 3.0 million, mainly as a result of the termination of the co-development activity with Bioventus.

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Net Cash Used in Investing Activities

Net cash used in investing activities was NIS 2.3 million during the six months ended June 30, 2018 and NIS 45,000 during the six months ended June 30, 2017. The increase in the amount of approximately NIS 2.25 million relates mainly to the establishment of a new cGMP facility for production of rhCollagen and BioInk formulation for 3D bioprinting.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was NIS 5.5 million for the six months ended June 30, 2018, compared to NIS 10.3 million in the six months ended June 30, 2017.

Proceeds generated during the six month period ended June 30 2018 includes NIS 5.4 million in net proceeds for the issuance of ordinary shares and pre-paid warrants in private placement financings, a loan received in the amount of NIS 210,000 and a net payment of NIS 126,000 of made for equipment on financing terms.

Proceeds generated during the six month period ended June 30 2017 includes NIS 6.8 million in net proceeds for the issuance of our ordinary shares and warrants in private placement financings, NIS 3.6 million for exercise of warrants and a net payment of NIS 127,000 made for equipment on financing terms.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2018:

	Issuance of Ordinary Shares and Warrants	Government Grants	Loan	Total	Total
	(NIS in thousands)				(Convenience translation into USD in thousands(1))
Six months ended June 30, 2018	5,438	958	210	6,606	1,810

(1)	Calculated using the exchange rate reported by the Bank of Israel for June 30, 2018 at the rate of one U.S. dollar per NIS 3.65.

Funding Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditures for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing, and completion of preclinical testing and clinical trials in the U.S. for tissues and organs which are based on our BioInk, VergenixSTR and VergenixFG or any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of VergenixSTR and VergenixFG and any other products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products in Europe;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products;

●	the number of potential new products we identify and decide to develop; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

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For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors—We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different 3D Bioinks and are in early stages of commercialization for VergenixFG and VergenixSTR in Europe, and our Bioinks for customers that develop technologies for 3D bio-printing of tissues and organs. It is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion..

Off-balance Sheet Arrangements

As of June 30, 2018, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

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